SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

PARLUX FRAGRANCES, INC.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of class of securities)

0000802356

(CUSIP Number)

Geoffrey Etherington, Esq.

Edwards Angell Palmer & Dodge LLP

750 Lexington Avenue

New York, NY 10022

(212) 912-2740

(Name, Address, and Telephone Number of person

authorized to receive notices and communications)

August 28, 2006

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box: [__].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 0000802356	Schedule 13D	Page 2 of 6

1.	Name of Reporting Person / I.R.S. Identification No. of Above Person

Glenn H. Nussdorf

2.	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds

PF

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

United States citizen

Number of	7.	Sole Voting Power	1,462,629

Shares

Beneficially
Owned By	8.	Shared Voting Power	250,000

Each

Reporting
Person With	9.	Sole Dispositive Power	1,462,629

10.	Shared Dispositive Power	250,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,462,629

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

8.1%

14.	Type of Reporting Person

IN

CUSIP No. 0000802356	Schedule 13D	Page 3 of 6

1.	Name of Reporting Person / I.R.S. Identification No. of Above Person

Lillian Ruth Nussdorf

2.	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds

PF

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

United States citizen

Number of	7.	Sole Voting Power	250,000

Shares

Beneficially
Owned By	8.	Shared Voting Power	250,000

Each

Reporting
Person With	9.	Sole Dispositive Power	250,000

10.	Shared Dispositive Power	250,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

250,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

1.38%

14.	Type of Reporting Person

IN

CUSIP No. 0000802356	Schedule 13D	Page 4 of 6

Item 1.	Security and Issuer

This Statement relates to the Common Stock, par value $0.01 per share, of the Issuer. The Issuer's principal executive offices are located at 3725 S.W. 30th Avenue, Ft. Lauderdale, FL 33312.

Item 2.	Identity and Background

This statement is being filed by Glenn H. Nussdorf and Lillian Ruth Nussdorf, individuals, residing at 14 E. 81st Street, New York, NY 10028 and 17220 Coral Cove Way, Boca Raton, FL 33496, FL, respectively.

Mr. Nussdorf’s principal occupation is as Chairman and Chief Executive Officer of Quality King Distributors, Inc., 2060 Ninth Avenue, Ronkonkoma, NY 11779. Ms. Nussdorf is retired.

Mr. Nussdorf has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Ms. Nussdorf has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Both Mr. Nussdorf and Ms. Nussdorf are United States citizens.

Item 3.	Source and Amount of Funds or Other Consideration

The common stock owned by Mr. Nussdorf and Ms. Nussdorf was purchased with personal funds.

Item 4.	Purpose of Transaction

Mr. Nussdorf and Ms. Nussdorf may acquire additional securities of the Issuer or dispose of securities of the Issuer.

Mr. Nussdorf may seek to influence or serve on the board of directors of the Issuer or designate nominees for election to the board. Mr. Nussdorf may also pursue transactions between the Issuer and companies in which he has an interest. Pursuant to a letter to the board of directors of the Issuer dated August 31, 2006, Mr. Nussdorf requested that the board approve purchases of the Issuer’s common stock through which Mr. Nussdorf might be deemed to be an interested stockholder of the Issuer due to the ownership by him of more than fifteen percent (15%) of the Issuer’s outstanding shares of common stock. Pursuant to letter from the board of the Issuer to Mr. Nussdorf dated September 5, 2006, the board granted Mr. Nussdorf approval for such purchases.

Item 5.	Interest in Securities of the Issuer

Item 5(a). The aggregate percentage of shares of common stock reported owned by Mr. Nussdorf and Ms. Nussdorf is based upon 18,152,332 shares outstanding, which is the total number of shares of common stock outstanding as reported in the Issuer's Form 10-Q dated August 30, 2006.

Item 5(b). As of the close of business on September 6, 2006, Mr. Nussdorf beneficially owned 1,462,629 shares of common stock, constituting approximately 8.1% of the shares outstanding. Mr. Nussdorf has sole voting and dispositive power with respect to all of the shares beneficially owned by him. As of the close of business on September 6, 2006, Ms. Nussdorf beneficially owned 250,000 shares of common stock, constituting approximately 1.38% of the shares outstanding. Ms. Nussdorf has sole voting and dispositive power with respect to all of the shares beneficially owned by her.

Item 5(c).

Mr. Nussdorf effected the following transactions in Issuer's common stock during the past 60 days:

Date	# of Shares	Price per share	Nature of Transaction

August 11, 2006	150,000	$5.15	Open market purchase
August 18, 2006	111,830	$5.83	Open market purchase
August 18, 2006	189,000	$5.98 (average price, $6.13 high, $5.79 low)	Open market purchase
August 28, 2006	276,188	$5.70	Open market purchase

CUSIP No. 0000802356	Schedule 13D	Page 5 of 6

August 29, 2006	20,100	$6.24 (average price, $6.28 high, $6.21 low)	Open market purchase
August 29, 2006	515,511	$6.53	Open market purchase
August 30, 2006	100,000	$6.49 (average price, $6.55 high, $6.41 low)	Open market purchase
September 6, 2006	100,000	$6.20 (average price, $6.22 high, $6.14 low)	Open market purchase
Total	1,462,629

Ms. Nussdorf effected the following transactions in Issuer's common stock during the past 60 days:

Date	# of Shares	Price per share	Nature of Transaction

August 11, 2006	250,000	$5.15 (average price)	Open market purchase

Total	250,000

Item 5(d). Not applicable.

Item 5(e). Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

None

Item 7. Material to be filed as Exhibits

None.

CUSIP No. 0000802356	Schedule 13D	Page 6 of 6

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Date: September 7, 2006

s/ Alfred R. Paliani, attorney-in-fact
Glenn H. Nussdorf
By: Alfred R. Paliani, attorney-in-fact

s/ Lillian Ruth Nussdorf
Lillian Ruth Nussdorf